UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at October 29, 2007

ANOORAQ RESOURCES CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 0-F.

Form 20-F...X.... Form 40-F.........

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: October 29, 2007

* Print the name and title of the signing officer under his signature

   Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.anooraqresources.com

ANOORAQ-ANGLO PLATINUM GA-PHASHA PGM JOINT VENTURE
MINERAL RESOURCES UPDATE

October 29, 2007 - Vancouver, BC - Anooraq Resources Corporation ("Anooraq" or the "Company") (TSXV: ARQ; AMEX: ANO; JSE: ARQ) announces the results of a resource estimate by Anglo Platinum Limited ("Anglo Platinum") for the Ga-Phasha Platinum Group Metals ("PGM") Project, located on the north-eastern limb of the Bushveld Complex about 250 kilometres from Johannesburg, South Africa.

The Ga-Phasha PGM Project is currently a 50/50 joint venture between Anglo Platinum and Anooraq. The Ga-Phasha property consists of four mineral tenures, or farms, called Paschaskraal, Klipfontein, Avoca and De Kamp. PGM mineralization occurs in the UG2 and Merensky Reefs, the two main PGM-bearing horizons in the Bushveld. Anglo Platinum has been carrying out exploration drilling at Ga-Phasha since 2000, outlining mineral resources in both reefs.

In September 2007, a transaction framework agreement between the two companies was announced, whereby Anglo Platinum will sell to Anooraq an effective 51% of Lebowa Platinum Mines and an effective 1% controlling interest in the Ga-Phasha PGM Project, Boikgantsho and Kwanda joint venture projects. Since that time, the results of new resource estimates by Anglo Platinum have been received for the Merensky Reef on the Paschaskraal and Klipfontein farms and for the UG2 and Merensky Reefs on the Avoca and De Kamp farms. This release provides an overall update of all of the mineral resources for the Project.

As previously reported in May 2007, drilling has resulted in significant increases to the measured and indicated resources for the UG2 deposit. The UG2 resource data tabulated below includes only resources lying within a minimum potential mining width of 0.90 metre. The resource cut width was established through a combination of model estimates of the geotechnical hanging wall thickness, the UG2 reef thickness and a minimum footwall dilution of 0.10 metre; the grade and width contributions are density and length weighted to report the resource cut. The weathered and oxidized horizon, indicated as "Regolith" below, extends to an average depth of 40 metres below surface and other horizons are related to geological loss factors. The following geological loss factors, related to the presence of potholes or other structural features in the reefs, have been applied to each horizon: Regolith, from 17% (measured) to 26% (inferred); Mining Footprint, 15% (measured and indicated); and Remnant, from 24% (indicated) to 25% (measured and inferred).

GA-PHASHA PGM PROJECT - UG2 REEF RESOURCE CUT MINERAL RESOURCES[1,4] OVER A MINIMUM WIDTH OF 0.90 metre Paschaskraal and Klipfontein Farms
	RESOURCE CLASSIFICATION	WIDTH (metres)	TONNAGE AFTER GEO LOSS (millions)	4PGM[2] grade (g/t)	Pt3 grade (g/t)	Pd3 grade (g/t)	Rh3 grade (g/t)	Au3 grade (g/t	CONTENT 4PGM [5] OUNCES (millions)
REGOLITH	MEASURED	0.90	0.97	6.33	2.74	2.99	0.49	0.11	0.20
	INDICATED	0.92	1.43	6.45	2.74	3.08	0.52	0.12	0.30
	INFERRED	0.92	1.13	6.28	2.68	2.99	0.50	0.11	0.23
MINING FOOTPRINT	MEASURED	0.90	7.17	6.74	2.80	3.28	0.55	0.12	1.55
	INDICATED	0.90	0.07	7.04	2.91	3.41	0.60	0.13	0.02
	INFERRED	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
REMNANT	MEASURED	0.91	16.71	6.40	2.71	3.05	0.54	0.11	3.44
	INDICATED	0.91	55.95	6.56	2.77	3.14	0.53	0.11	11.79
	INFERRED	0.95	67.36	6.47	2.72	3.09	0.54	0.11	14.02
TOTAL MEASURED+INDICATED		0.91	82.30	6.53	2.76	3.13	0.53	0.11	17.30
TOTAL INFERRED		0.95	68.49	6.47	2.72	3.09	0.54	0.11	14.25

Notes to tables:

1 A mineral resource is an inventory of mineralization that, under realistically assumed and justifiable technical and economic conditions, might become economically viable. A mineral resource that is not a mineral reserve does not have demonstrated economic viability.
2 4PGM = platinum + palladium + rhodium + gold;
3 Grades for individual elements are estimated from prill assays to tally 4PGM.
4 The resource estimate represents 100% of the Ga-Phasha resource of which 50% is attributable to Anooraq.
5 Metallurgical recoveries are assumed to be 100%.

The current Merensky Reef estimate shows increases to the indicated and inferred resources, but a decrease in measured resources based on further definition drilling, including location of potholes from additional drill holes in the deposit. It is based on drilling to 2006 from 257 intersections either as single drill holes or drill holes containing deflections in the Merensky Reef. The weathered and oxidized horizon, indicated as "Regolith" below, extends to an estimated depth of 40 metres below surface. A 27% geological loss factor, related to the presence of potholes or other structural features in the reefs, has been applied to each horizon. The data includes only the resources lying within a minimum potential mining width of 0.90 metre for the farms Paschaskraal and Klipfontein. The resource cut width was established through a combination of model estimates of a hanging wall thickness of 0.10 metre, the Merensky Reef thickness and a minimum footwall dilution of 0.10 metre, plus composited footwall components greater than 2.0 g/t PGM were also included in the resource cut; the grade and width contributions are specific gravity and length weighted. [i]

GA-PHASHA PGM PROJECT - MERENSKY REEF RESOURCE CUT MINERAL RESOURCES[1,4] OVER A MINIMUM WIDTH OF 0.90 metre Paschaskraal and Klipfontein Farms
HORIZON	CATEGORY	WIDTH (metres)	TONNAGE AFTER GEO LOSS (millions)	4PGM [2] (g/t)	Pt [3] (g/t)	Pd [3] (g/t)	Rh [3] (g/t)	Au [3] (g/t)	CONTAINED 4PGM OUNCES[5] (millions)
REGOLITH	MEASURED	1.44	0.83	4.05	2.44	1.25	0.14	0.23	0.11
	INDICATED	1.52	4.15	4.16	2.52	1.23	0.13	0.28	0.55
REMNANT	MEASURED	1.48	7.54	4.35	2.63	1.33	0.15	0.24	1.05
	INDICATED	1.38	44.05	4.70	2.94	1.30	0.17	0.28	6.65
	INFERRED	1.28	57.51	4.40	2.67	1.30	0.16	0.28	8.14
TOTAL MEASURED + INDICATED		1.43	56.57	4.61	2.86	1.29	0.17	0.27	8.37
TOTAL INFERRED		1.28	57.51	4.40	2.67	1.30	0.16	0.28	8.14

Mineral Resources for the Avoca and De Kamp farms have been estimated over a minimum 0.9 metre width, but honouring reef widths (average shown in the table). Grades, widths and specific gravity values are derived from the up-dip resources for Paschaskraal (for De Kamp) and Klipfontein (for Avoca). A geological loss factor of 32% was applied to the tonnage estimate for Merensky Reef and an average of 25% to tonnage for the UG2 estimate:

GA-PHASHA PGM PROJECT - MERENSKY REEF & UG2 REEF RESOURCE CUT MINERAL RESOURCES[1,4] OVER A MINIMUM WIDTH OF 0.90 metre Avoca and De Kamp farms
DEPOSIT	CATEGORY	WIDTH (metres)	TONNAGE AFTER GEO LOSS (millions)	4PGM [2] (g/t)	Pt [3] (g/t)	Pd [3] (g/t)	Rh [3] (g/t)	Au [3] (g/t)	CONTAINED 4PGM OUNCES [5] (millions)
MERENSKY REEF	INFERRED	1.30	122.50	4.48	2.71	1.33	0.16	0.28	17.64
UG2	INFERRED	0.96	118.11	6.49	2.73	3.11	0.54	0.12	24.63

The current focus of work is a pre-feasibility study on the UG2 deposit. The Merensky Reef represents a longer term development opportunity for the project, requiring additional metallurgical studies, mining engineering, and resource definition.

The mineral resources were estimated using a geostatistical method in Datamine, and were categorized according to the South African Code for Reporting Mineral Resources and Mineral Reserves (the "SAMREC Code") March 2000 guidelines by Anglo Platinum's in-house qualified person for the project, Gordon Chunnett, Pr.Sci.Nat. In his opinion, the definitions and standards of the SAMREC Code are substantively similar to the definitions and standards of the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM Standards") which are recognized by the Canadian regulatory authorities and NI 43-101; and a reconciliation of the resources between the SAMREC Code and the CIM Standards does not provide a materially different result. A technical report has been filed on www.sedar.com.

All samples were analyzed by fire assay at the Anglo Research Laboratory with check assays completed at Genalysis in Australia.
For further information on Anooraq and its South African properties, please visit our website www.anooraqresources.com or call investor services in South Africa at +27 11 883 0831 or in North America at 1 800 667 2114.

ON BEHALF OF THE BOARD OF DIRECTORS
Tumelo Motsisi
Acting President and CEO

[i]
The resource cut is reported for a variable mining width based on the following considerations:
a)       0.10 metre hangingwall dilution
b)       Merensky Reef
c)       Minimum 0.10 metre footwall dilution.
d)       Composited footwall components greater than 2.0 g/t PGM were included into the resource cut.

Where the sum of (a+b+c) or (a+b+d), per Datamine cell is greater than 0.90 metre, then that width is reported as the minimum resource cut width; however where it is less than a 0.90 metre width, then the balance of the resource cut width is derived from additional footwall unit and derived from <2.0 g/t PGM material.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. The American Stock Exchange have neither approved nor disapproved the contents of this press release.

Forward looking statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects are forward-looking statements. Although Anooraq believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Anooraq, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources
This news release also uses the terms "measured resources", "indicated resources" and "inferred resources". Anglo Platinum and Anooraq advise investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under National Instrument 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.